                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 8)


                          OUTLET COMMUNICATIONS, INC.
                                (Name of issuer)

                      CLASS A COMMON STOCK, $.01 PAR VALUE
                         (Title of class of securities)

                                  69-111-10-9
                                 (CUSIP number)

                               Michael B. Lenard
                         William E. Simon & Sons, Inc.
                            10990 Wilshire Boulevard
                                   Suite 1750
                         Los Angeles, California  90024
                                 (310) 914-2410
                 (Name, address and telephone number of person
               authorized to receive notices and communications)


                                 April 12, 1994
                      (Date of event which requires filing
                               of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the transaction which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

       Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 4 Pages)

 CUSIP No. 69 111 10 9                    13D                Page 2 of 4 Pages


- -------------------------------------------------------------------------------
     1     NAME OF PERSON
           WILLIAM E. SIMON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

- -------------------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*      (a) / /

                                                                (b) /X/

- -------------------------------------------------------------------------------
     3     SEC USE ONLY


- -------------------------------------------------------------------------------
     4     SOURCE OF FUNDS*
            NOT APPLICABLE

- -------------------------------------------------------------------------------
     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                       / /

- -------------------------------------------------------------------------------
     6     CITIZENSHIP OR PLACE OF ORGANIZATION
           UNITED STATES
- -------------------------------------------------------------------------------
                                7     SOLE VOTING POWER
                                        -0-
  NUMBER OF SHARES             ------------------------------------------------
  BENEFICIALLY OWNED BY         8     SHARED VOTING POWER
  EACH REPORTING PERSON                 4,691,185
  WITH                         ------------------------------------------------
                                9     SOLE DISPOSITIVE POWER
                                        482,632
                               ------------------------------------------------
                               10     SHARED DISPOSITIVE POWER
                                         -0-

- -------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             4,691,185

- -------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                  / /

- -------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             71.5%

- -------------------------------------------------------------------------------
    14     TYPE OF PERSON REPORTING*
             IN

- -------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT

         GENERAL. This Amendment No. 8 to the Schedule 13D filed by William E. Simon amends, to the extent set forth herein, the Schedule 13D dated June 30, 1988 as previously amended by Amendments No. 1, 2, 3, 5, 6 and 7. The initial
Schedule 13D and Amendments No. 1, 2 and 3 thereto were filed by Mr. Simon pursuant to joint filing agreements with certain other persons; an Amendment No. 4 was filed by certain other persons who were parties to such joint filing agreements, not including Mr. Simon (Mr. Simon disclaims any responsibility for such Amendment No. 4). Mr. Simon is filing this Amendment No. 8, and filed Amendments No. 5, 6 and 7 to his Schedule 13D individually and not as a party to any joint filing agreement.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         The responses to subparagraphs (a) through (c) of Item 5 are hereby amended to add the following:

         Set forth below is a schedule of all transactions in the shares of Common Stock by William E. Simon that were effected during the past sixty (60) days. Each transaction was effected in an open market transaction on NASDAQ and the price per share excludes commissions.

         On March 3, 1994, Mr. Simon sold 10,000 shares of the Common Stock at a price of $9.44 per share. On March 24, 1994, Mr. Simon sold 3,000 shares of the Common Stock at a price of $9.19 per share. On March 25, 1994, Mr. Simon sold 22,000 shares of the Common Stock at a price of $9.17 per share. On April 12, 1994, Mr. Simon sold 2,500 shares of the Common Stock at a price of $9.44 per share.

         Following such transactions, Mr. Simon is the direct beneficial owner of 482,632 shares of the Common Stock, representing approximately 7.4% of the outstanding Common Stock.

         By virtue of the Stockholders' Agreement described in Item 6 of this
Schedule 13D, Mr. Simon may be deemed to be the indirect beneficial owner of approximately 4,691,185 shares of the Common Stock held by the parties to such agreement. This number represents (i) the number of shares reported to be covered by the Stockholders' Agreement as of March 18, 1994 in the Proxy Statement of the Issuer sent to stockholders in connection with the annual meeting of stockholders to be held on May 4, 1994 1/ (the "Proxy Statement") minus (ii) the number of shares disposed of by Mr. Simon since March 18, 1994. Mr. Simon disclaims beneficial ownership of the shares of Common Stock that are owned by the other parties to the Stockholders' Agreement.

         The Proxy Statement reports that 6,564,515 shares of Common Stock were outstanding on March 18, 1994; based on such number and the calculation described above, the shares covered by the Stockholders' Agreement represent approximately 71.5% of the shares outstanding, and the shares directly owned by Mr. Simon represent approximately 7.4% of the shares outstanding.









__________________________________

1. Parties to the Stockholders' Agreement other than Mr. Simon may have engaged in transactions since March 18, 1994 resulting in changes to such number of covered shares.

                                  SIGNATURE

                 After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  April 14, 1994.


                                                                   *
                                                   ---------------------------
                                                   WILLIAM E. SIMON
(*) By:   /s/    WILLIAM E. SIMON, JR.
       ----------------------------------------
          Name:  William E. Simon, Jr.

         (*)  Executed by William E. Simon, Jr. as Attorney-in-Fact for William
         E. Simon pursuant to the Power of Attorney filed with Amendment No. 5 to this Schedule 13D, which Power of Attorney is hereby incorporated by reference herein.

                                                               ATTACHMENT NO. 1

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934


                              (AMENDMENT NO. 7)


                         OUTLET COMMUNICATIONS, INC.
                               (Name of issuer)


                CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
                        (Title of class of securities)


                                 69-111-10-9
                                (CUSIP number)


                              Michael B. Lenard
                        William E. Simon & Sons, Inc.
                           10990 Wilshire Boulevard
                                  Suite 1750
                        Los Angeles, California 90024
                                (310) 914-2410
                (Name, address and telephone number of person
              authorized to receive notices and communications)


                                June 11, 1993
                     (Date of event which requires filing
                              of this statement)



If the filing person has previously filed a statement on Schedule 13G to report the transaction which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

              Note:  Six copies of this statement, including all
        exhibits, should be filed with the Commission.  See Rule 13d-
            1(a) for other parties to whom copies are to be sent.

                        (Continued on following pages)

                             (Page 1 of 4 Pages)

                                 Schedule 13D

CUSIP No. 69-111-10-9                                          Page 2 of 4 Pages

   1    NAME OF PERSON
        William E. Simon
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   2    CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*                  (a) [ ]
                                                                         (b) [x]

   3    SEC USE ONLY

   4    SOURCE OF FUNDS*
        PF

   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                      [ ]
        REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


   6    CITIZENSHIP OR PLACE OF ORGANIZATION
        United States

                         7    SOLE VOTING POWER
                              0
    NUMBER OF
     SHARES              8    SHARED VOTING POWER
  BENEFICIALLY                4,840,786
    OWNED BY
     EACH                9    SOLE DISPOSITIVE POWER
   REPORTING                  550,132
  PERSON WITH

                        10    SHARED DISPOSITIVE POWER
                              0

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
        REPORTING PERSON
        4,840,786

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                        [ ]
        EXCLUDES CERTAIN SHARES*

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        74%

  14    TYPE OF PERSON REPORTING*
        IN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT

        GENERAL. This Amendment No. 7 to the Schedule 13D filed by William E. Simon amends, to the extent herein set forth, the Schedule 13D dated June 30, 1988 as previously amended by Amendments No. 1, 2, 3, 5 and 6. The initial
Schedule 13D and Amendments No. 1, 2 and 3 thereto were filed by Mr. Simon pursuant to joint filing agreements with certain other persons; an Amendment No. 4 was filed by certain other persons who were parties to such joint filing agreements, not including Mr. Simon (Mr. Simon disclaims any responsibility for such Amendment No. 4). Mr. Simon is filing this Amendment No. 7, and filed Amendments No. 5 and 6, to his Schedule 13D individually and not as a party to any joint filing agreement.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

        The responses to subparagraphs (a) through (c) of Item 5 are hereby amended to add the following:

        On June 11, 1993, William E. Simon purchased 140,366 shares of Common Stock at a price of $6.00 per share. Of such shares, 136,601 were purchased in transactions executed on NASDAQ, and 3,765 shares were purchased in a private transaction from a party to the Stockholders' Agreement described in Item 6 of this Schedule 13D.

        By virtue of the Stockholders' Agreement, Mr. Simon therefore may be deemed to be the indirect beneficial owner of approximately 4,840,786 shares of Common Stock held by the parties to such agreement. This number is the sum of
(i) the number of shares reported to be covered by the Stockholders' Agreement as of March 31, 1993 in the Proxy Statement of Outlet Communications, Inc. sent to stockholders in connection with the annual meeting of stockholders held on April 27, 1993(1) (the "Proxy Statement") and (ii) the number of shares acquired by Mr. Simon he believes were not included in the number reported in the Proxy Statement, as herein reported and reported in Amendment No. 5 to this
Schedule 13D. Mr. Simon disclaims beneficial ownership of the shares of Common Stock that are owned by the other parties to the Stockholders' Agreement.

        The Proxy Statement reports that 6,552,500 shares of Common Stock were outstanding on March 10, 1993; based on such number and the calculation described above, the shares covered by the Stockholders' Agreement represent approximately 74% of the shares outstanding, and the shares directly owned by Mr. Simon represent 8.4% of the shares outstanding.



                           (Signature page follows)


______________
(1) Parties to the Stockholders' Agreement other than Mr. Simon may have engaged in transactions since March 31, 1993 resulting in changes to such number of covered shares.

                                  SIGNATURE

        After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Dated: June 15, 1993.                   WILLIAM E. SIMON




                                                          *
                                        --------------------------------------



(*)By: /s/  WILLIAM E. SIMON, JR.
       ---------------------------
       Name: William E. Simon, Jr.

(*) Executed by William E. Simon, Jr. as Attorney-in-Fact for William E. Simon pursuant to the Power of Attorney filed with Amendment No. 5 to this
    Schedule 13D, which Power of Attorney is hereby incorporated by reference herein.

                                                               Attachment No. 2

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 Schedule 13D


                  Under the Securities Exchange Act of 1934


                              (Amendment No. 6)


                         OUTLET COMMUNICATIONS, INC.
                               (Name of issuer)


                Class A Common Stock, Par Value $.01 Per Share
                        (Title of Class of Securities)


                                 69-111-10-9
                                (CUSIP Number)


                              Michael B. Lenard
                        William E. Simon & Sons, Inc.
                           10990 Wilshire Boulevard
                                  Suite 1750
                        Los Angeles, California 90024
                                (310) 914-2410
                (Name, address and telephone number of person
              authorized to receive notices and communications)


                                 May 27, 1993
                     (Date of event which requires filing
                              of this statement)



If the filing person has previously filed a statement on Schedule 13G to report the transaction which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

              Note:  Six copies of this statement, including all
        exhibits, should be filed with the Commission.  See Rule 13d-
            1(a) for other parties to whom copies are to be sent.

                        (Continued on following pages)

                             (Page 1 of 5 Pages)

                                 Schedule 13D

CUSIP No. 69-111-10-9                                          Page 2 of 5 Pages

   1    NAME OF PERSON
        William E. Simon
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   2    CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*                  (a) [ ]
                                                                         (b) [x]

   3    SEC USE ONLY

   4    SOURCE OF FUNDS*
        PF

   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                      [ ]
        REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


   6    CITIZENSHIP OR PLACE OF ORGANIZATION
        United States

                         7    SOLE VOTING POWER
                              0
    NUMBER OF
     SHARES              8    SHARED VOTING POWER
  BENEFICIALLY                4,704,185
    OWNED BY
     EACH                9    SOLE DISPOSITIVE POWER
   REPORTING                  409,766
  PERSON WITH

                        10    SHARED DISPOSITIVE POWER
                              0

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
        REPORTING PERSON
        4,704,185

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                        [ ]
        EXCLUDES CERTAIN SHARES*

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        72%

  14    TYPE OF PERSON REPORTING*
        IN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT

        GENERAL. This Amendment No. 6 to the Schedule 13D filed by William E. Simon amends, to the extent herein set forth, the Schedule 13D dated June 30, 1988 as previously amended by Amendments No. 1 through 5 thereto.

ITEM 4.  PURPOSE OF TRANSACTION.

        The response to Item 4 is hereby amended to add the following:

        William E. Simon may, subject to among other things an evaluation of market and economic conditions affecting the Company and the Common Stock, from time to time acquire additional shares of the Common Stock in open market purchases or privately negotiated transactions. Any such decision to purchase additional shares will depend upon circumstances existing at the time of such purchase and, accordingly, there can be no assurance that Mr. Simon will purchase any additional shares. Mr. Simon also reserves the right to, and may at any time or from time to time, sell or otherwise dispose of all or any part of such shares of the Common Stock now held or hereafter acquired.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

        The responses to subparagraphs (a) through (c) of Item 5 are hereby amended to add the following:

        On February 13, 1992, William E. Simon sold 5,000 shares of the Common Stock at a price of $5.00 per share. On February 24, 1992, Mr. Simon sold 5,000 shares at a price of $4.75 per share. On March 19, 1992, Mr. Simon sold 5,000 shares at a price of $5.00 per share.

        On May 19, 1993, Mr. Simon purchased 10,000 shares of the Common Stock at a price of $5.00 per share. On May 20, 1993, Mr. Simon purchased 2,000 shares at a price of $5.125 per share. On May 21, 1993, Mr. Simon purchased 5,000 shares at a price of $5.25 per share. On May 27, 1993, Mr. Simon purchased 53,000 shares at a price of $5.25 per share.

        All of such sales and purchases were executed on NASDAQ. Following such transactions, Mr. Simon is the direct beneficial owner of 409,766 shares of the Common Stock, representing approximately 6% of the outstanding Common Stock.

        By virtue of the Stockholders' Agreement described in Item 6 of this
Schedule 13D, Mr. Simon continues to be deemed to be the indirect beneficial owner of all of approximately 4,704,185 shares of the Common Stock held by the parties to such agreement. This number is the sum of the net increase in shares held by Mr. Simon as herein reported and the number of shares reported to be covered by the Stockholders' Agreement as of March 31, 1993 in the Proxy Statement of Outlet Communications, Inc. sent to stockholders in connection with the annual meeting of stockholders held on April 27, 1993(1) (the "Proxy Statement"). Mr. Simon disclaims beneficial ownership of the shares of Common Stock that are directly owned by the other parties to the Stockholders' Agreement.

____________________
(1) Parties to the Stockholders' Agreement other than Mr. Simon may have engaged in transactions since March 31, 1993 resulting in changes to such number of covered shares.

        The Proxy Statement reports that 6,552,500 shares of Common Stock were outstanding on March 10, 1993; based on such number, the shares covered by the Stockholders' Agreement represent approximately 72% of the shares outstanding.





                           (Signature page follows)

                                  SIGNATURE

        After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Dated: June 2, 1993                    WILLIAM E. SIMON




                                                          *
                                        --------------------------------------



(*)By:    WILLIAM E. SIMON, JR.
       ----------------------------
       Name: William E. Simon, Jr.

(*) Executed by William E. Simon, Jr. as Attorney-in-Fact for William E. Simon pursuant to the Power of Attorney filed with Amendment No. 5 to this
    Schedule 13D, which Power of Attorney is hereby incorporated by reference herein.

                                                           Attachment No. 3

                         SECURITIES AND EXCHANGE COMMISSION                          OMB APPROVAL
                               Washington, D.C. 20549                             OMB NO. 3235-0145
                                                                                  Expires September 30, 1988
                                    Schedule 13D

                      Under the Securities Exchange Act of 1934
                                 (Amendment No. 5)*

                             OUTLET COMMUNICATIONS, INC.
- --------------------------------------------------------------------------------
                                   (Name of Issuer)

                   Class A Common Stock, par value $.01 per share
- --------------------------------------------------------------------------------
                            (Title of Class of Securities)

                                     69-111-10-9
           ----------------------------------------------------------------
                                    (CUSIP Number)

                           Kenneth M. Socha, Esq.
                           Dewey Ballantine
                           1301 Avenue of the Americas
                           New York, NY 10019, (212) 259-8000
- --------------------------------------------------------------------------------
                     (Name, Address and Telephone Number of Person
                    Authorized to Receive Notices and Communications)

                                   October 21, 1991
           ----------------------------------------------------------------
                          (Date of Event which Requires Filing
                                    of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following page(s))

                               Page 1 of 8 Pages

                                 Schedule 13D

CUSIP No. 690111-10-9                                          Page 2 of 8 Pages

   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        William E. Simon

   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                         (b) [x]

   3    SEC USE ONLY

   4    SOURCE OF FUNDS*
        Not Applicable

   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                      [ ]
        REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


   6    CITIZENSHIP OR PLACE OF ORGANIZATION
        USA

                         7    SOLE VOTING POWER
                              -0-
    NUMBER OF
     SHARES              8    SHARED VOTING POWER
  BENEFICIALLY                4,704,978
    OWNED BY
     EACH                9    SOLE DISPOSITIVE POWER
   REPORTING                  354,766
  PERSON WITH

                        10    SHARED DISPOSITIVE POWER
                              -0-

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
        REPORTING PERSON
        4,704,978

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                        [ ]
        EXCLUDES CERTAIN SHARES*

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        71.8%

  14    TYPE OF REPORTING PERSON*
        IN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

The Schedule 13D relating to the Class A common stock, par value $.01 per share (the "Common Stock"), of Outlet Communications, Inc., a Delaware corporation (the "Company"), filed on July 11, 1988 by the persons listed in Item 2 thereof (the "Filing Persons"), as amended by Amendments No. 1, No. 2, No. 3 and No. 4 thereto, is hereby further amended as follows (capitalized terms used but not defined herein having the meaning as set forth in such Schedule 13D):

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

        The response to Items (a), (b) and (c) are hereby amended to add the following:

        On September 24, 1991, William E. Simon sold 40,000 shares of the Common Stock at a price of $5.25 per share and 5,000 shares at a price of $5.50 per share. On September 25, 1991, Mr. Simon sold 5,000 shares at a price of $5.50 per share. On September 26, 1991, Mr. Simon sold 5,500 shares at a price of $5.50 per share. On October 10, 1991, Mr. Simon sold 10,000 shares at a price of $5.50 per share. All such sales were executed on NASDAQ. Following such sales, Mr. Simon is the direct beneficial owner of 354,766 shares of the Common Stock, representing approximately 5.4% of the outstanding Common Stock.

        By virtue of the Stockholders' Agreement described in Item 6 of this
Schedule 13D, each of the Filing Persons continues to be deemed to be the indirect beneficial owner of all of the approximately 4,704,978 shares of the Common Stock held by the parties to such agreement. Each of the Filing Persons disclaims beneficial ownership of the shares of Common Stock that are directly owned by each other party to the Stockholders' Agreement.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

        1. Power of Attorney

                                  SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: October 29, 1991              /s/ WILLIAM E. SIMON, JR., Attorney-in-Fact
                                     -------------------------------------------
                                                  William E. Simon
                                                  Attorney-in-Fact

                              POWER OF ATTORNEY
              Including Power to make Charitable and Other Gifts

                       KNOW ALL MEN BY THESE PRESENTS:

that I, WILLIAM E. SIMON, residing at Sand Spring Road in New Vernon, New Jersey, do hereby constitute and appoint any one of the following two individuals acting singly:

    WILLIAM E. SIMON, JR., 543 Toyopa Drive, Pacific Palisades, California
    J. PETER SIMON, 248 Oak Ridge Avenue, Summit, New Jersey

my Attorneys-in-Fact, and each of them my Attorney-in-Fact, for me and in my name, place and stead, to make, sign, seal, endorse, accept, execute, acknowledge and deliver any and all contracts, agreements, specialties, acquittances, assignments, leases, transfers, deeds, instruments of conveyance, mortgages, bonds, notes, checks, drafts, bills of exchange, orders for the payment of money and other instruments and obligations of every kind, whether of a similar or a different nature; and generally to do all things which in the judgment of said Attorneys are necessary or advisable to be done for me or on my behalf, either within the State of New York or elsewhere in the world, in connection with my affairs and business or in connection with my property as hereinafter defined; and in particular, without in any way limiting the broad and general powers which it is my intention to confer upon said Attorneys, on my behalf and for my account, and either in my name or otherwise:

        (1) to receive all dividends and interest which may be or become payable on any shares of stock, bonds, notes or other securities as hereinafter defined;

        (2) to buy and sell stocks, bonds and other securities and commodities and other property through any firm or firms of brokers or otherwise, and to pay customary brokerage and other commissions and expenses in connection therewith;

        (3) to vote as my proxy at any meeting of a corporation, association or other entity, or of securityholders of a corporation, association or other entity, in respect of any stock or other securities held by me and for that purpose to sign any proxy or other instrument;

        (4) to commence and carry on, or to defend, all actions, suits or other proceedings which affect or may affect anything in which I or my property may be in any wise concerned, and to settle or discontinue the same;

        (5) to demand, sue for, enforce payment of and receive and give discharges for all moneys, debts, rents and other claims of every kind belonging to me;

        (6) to settle, compromise or submit to arbitration all accounts, claims and disputes between me and any other person as hereinafter defined;

        (7) to deposit all income and other moneys becoming payable to me or realized from my property with any bank, trust company, partnership or other person, as said Attorneys shall deem advisable, and to withdraw, by check or otherwise, and invest the same in such investments, or to use the same for such other purposes, as said Attorneys shall deem advisable;

        (8) to make such arrangements for the custody or safekeeping of any or all of my property as said Attorneys shall deem advisable, and from time to time to change or terminate any arrangements for such custody or safekeeping which have heretofore been or shall hereafter be made;

        (9) to consent to and participate in any reorganization, liquidation, merger, consolidation or readjustment of any corporation, association or other entity the stocks or other securities of which I may hold, and in connection therewith to exchange such securities for new securities and to make such payments or other commitments as said Attorneys shall deem advisable;

        (10) to pay, out of my funds, any and all debts, taxes, expenses and amounts now or hereafter owing, or believed by said Attorneys to be owing, by me to any person;

        (11) to borrow money in such amounts as said Attorneys shall deem advisable, and to execute therefor notes, bonds or other obligations on such terms as said Attorneys shall deem advisable;

        (12) to give security for any money so borrowed by the mortgage or pledge of any of my property and to execute, acknowledge and deliver such instruments as said Attorneys shall deem appropriate to make such mortgage or pledge effective;

        (13) to sell, convey, exchange or otherwise dispose of any or all of my real estate, leases, leaseholds or other property partaking of the nature of real estate, for such prices and upon such terms and conditions, and either with or without covenants and restrictions and enter at private or public sale, all as said Attorneys shall deem advisable, and to sign, seal, execute, acknowledge and deliver contracts of sale or exchange, assignments and deeds or other instruments of conveyance, and to mortgage, develop, alter, repair, improve, insure, let or lease, manage and otherwise deal with any of such real estate or other property and each and every part thereof, in such manner and to such extent and for such length of time and upon such terms and conditions as said Attorneys shall deem advisable;

        (14) to make, execute and file any and all declarations, returns, waivers, consents and other instruments or forms relating to Federal, State, municipal and other taxes or assessments, including income, property, excise and other taxes of whatever nature and whether imposed by any domestic or by any foreign authority, and in connection with any such taxes or assessments due or claimed or believed to be due from me or in respect of any property or rights which I may own or in which I may have any interest, to appear and represent me before the United States Treasury Department, or the Internal Revenue Service, or any representatives thereof, or the State Tax Commission of New York or any other governmental or municipal body or authority of whatever nature, domestic or foreign, or any representatives of any thereof, and to conduct and transact any case, claim or matter whatsoever before said Department, Service, Commission or other body or authority or the representatives of any thereof in respect of any and all things pertaining to any such taxes or assessments, and in connection therewith to exercise all such rights and privileges, and to have such access to all records and papers, as I might exercise or have;

        (15) to have access to any and all safe deposit boxes or vaults held by me or in my name to withdraw the contents thereof;

        (16) on such terms as said Attorneys shall deem advisable, to appoint agents or hire employees or retain legal counsel or other advisers for the purpose of carrying out any action authorized by this instrument and to revoke any such appointment or hiring or retainer; and

        (17) to execute in my name all instruments of any kind which said Attorneys shall deem advisable or convenient for the exercise of any of the powers conferred by this instrument.

    Wherever used in this instrument, the term "securities" shall mean and include bonds, notes, debentures, mortgages, obligations, warrants and stocks of any kind or class, and such other evidences of indebtedness and certificates of interest as are usually referred to by the term "securities"; the term "property" shall mean and include real, personal and mixed property of every kind and wherever situate (including, without limiting the generality of the foregoing, securities as above defined) and shall include every kind of right, title and interest, legal or equitable and whether beneficial or otherwise, in or to any of the foregoing; and the term "person" shall mean and include any individual, corporation, association, partnership, government, bureau, agency or other entity, whether domestic or foreign, of any kind and whether acting on his, her or its own or in any fiduciary or other capacity or interest.

    I hereby give and grant to said Attorneys full power and authority to make gifts on my behalf (i) to charitable organizations in the form of cash or property interests in property provided that in the judgment of said Attorneys such gifts are deductible for tax purposes, and/or (ii) to individuals, to trustees or to custodians under the Uniform Gifts to Minors Act in the form of cash or property or interests in property, whether in amounts equal to the annual exclusion for gift tax purposes or in greater or lesser amounts.

    I hereby give and grant to said Attorneys full power and authority to place all or any part of my assets in a revocable trust of which I shall be the sole beneficiary (but with power of withdrawal reserved to my said Attorneys for any purpose authorized or permitted under this power of attorney) with remainder payable to my estate, in such form as may be approved by Messrs. Cravath, Swaine & Moore or by my regular legal counsel, with any one or more individuals (including one or more of my said Attorneys) and/or a corporation as trustee or trustees thereof.

    The authority granted by this instrument shall extend not only to all property which I now own or possess but also to all property which, while this power of attorney shall continue in force and unrevoked, I or said Attorneys, acting hereunder, shall acquire by purchase, exchange, gift, devise, bequest or in any other manner.

    Each of said Attorneys shall have full power to appoint a substitute or substitutes to exercise in his place and stead, and as my attorney-in-fact or attorneys-in-fact, any or all of the powers (including the powers granted by this paragraph) which by this instrument I have conferred upon said Attorneys, and at the pleasure of said Attorney to revoke any such appointment.

    I hereby give and grant to said Attorneys full power and authority to do and perform every act or thing which said Attorneys shall deem necessary or advisable in and about the premises as fully to all intents and purposes as I could do if I were personally present and acting and I hereby ratify and confirm all that said Attorneys any substitute or substitutes appointed as above provided shall lawfully do or cause to be done by virtue hereof.

        Each of said Attorneys and each substitute, if any, appointed as above provided shall have all the powers, including discretionary powers, which are granted to said Attorneys by any of the provisions of this instrument and, acting alone and without notice to anyone, may exercise any or all of said powers in the same manner and with the same effect as if appointed by this instrument as my sole Attorney-in-Fact.

        THIS POWER OF ATTORNEY SHALL NOT BE AFFECTED BY MY SUBSEQUENT DISABILITY OR INCOMPETENCE.

        IN WITNESS WHEREOF, I have hereunto set my hand and seal this 30th day of October 1990.


                                      /s/ WILLIAM E. SIMON
                                      --------------------------------- [L. S.]


In the presence of:


PATRICIA J. PORCELLO
- -------------------------------
                        Witness



STATE OF NEW JERSEY )
                    ) SS.:
COUNTY OF MORRIS    )

        On this 30th day of October, 1990, before me personally came          ,
to me known to be the individual described in and who executed the foregoing
power of attorney, and acknowledged that           executed said instrument.


                                         PATRICIA J. PORCELLO
                                         ------------------------------------
                                                     Notary Public

                                                  PATRICIA J. PORCELLO
                                                      MORRIS COUNTY
                                               NOTARY PUBLIC OF NEW JERSEY
                                           My Commission Expires Oct. 2, 1994

                                                           Attachment No. 4

                         SECURITIES AND EXCHANGE COMMISSION                          OMB APPROVAL
                               Washington, D.C. 20549                             OMB        3235-0145
                                                                                  Expires Oct 31, 1985
                                    Schedule 13D

                      Under the Securities Exchange Act of 1934
                                 (Amendment No. 4)*

                             OUTLET COMMUNICATIONS, INC.
           --------------------------------------------------------------
                                   (Name of Issuer)

                   Class A Common Stock, par value $.01 per share
           --------------------------------------------------------------
                            (Title of Class of Securities)

                                     690111-10-9
           --------------------------------------------------------------
                                    (CUSIP Number)

                           Kenneth M. Socha, Esq.
                           Dewey Ballantine
                           1301 Avenue of the Americas
                           New York, NY 10019, (212) 259-8000
           --------------------------------------------------------------
                     (Name, Address and Telephone Number of Person
                    Authorized to Receive Notices and Communications)

                                   January 21, 1991
           --------------------------------------------------------------
                          (Date of Event which Requires Filing
                                    of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following page(s))

                               Page 1 of 9 Pages

The Schedule 13D relating to the Class A common stock, par value $.01 per share (the "Common Stock"), of Outlet Communications, Inc., a Delaware corporation (the "Company"), filed on July 11, 1988 by the persons listed in Item 2 thereof (the "Filing Persons"), as amended by Amendments No. 1, No. 2 and No. 3 thereto, is hereby further amended as follows (capitalized terms used but not defined herein having the meaning as set forth in Schedule 13D):

Item 2. Identity and Background
        (a), (b), (c) and (f)

The response to Item 2 is hereby amended by supplementing Annex A described therein as follows:



                                                                               Present Occupation and
                                                                               Name, Principal
                                                                               Business Address of
Name of Filing                                                                Organization in which
    Person                                Business Address                     such Employment is
 (Items 2(a))                             (Item 2(b))                          Conducted (Item 2(c))
- ---------------                           ----------------                     ----------------------
1. The Hartington Trust                   P.O Box 1975                         Private revocable
                                          Morristown, NJ                       trust to which certain
                                          07962-1975                           assets (including
                                                                               shares of the Common
                                                                               Stock of the Company)
                                                                               held by Raymond G.
                                                                               Chambers have been
                                                                               donated

2. Kurt T. Borowsky                       Harding Service                      President and Chief
                                          Corporation                          Executive Officer,
                                          330 South Street                     Harding Service
                                          Morristown, NJ                       Corporation
                                          07960                                (management, consult-
                                                                               ing) 330 South Street,
                                                                               Morristown, NJ 07960

3. Gary L. Moore                          c/o Van Beuren                       President; Van
                                          Management, Inc.,                    Beuren Management,
                                          (management con-                     Inc. (management con-
                                          sulting), 330                        sulting), 330 South
                                          South St.,                           St., Morristown, NJ
                                          Morristown, NJ                       07960
                                          07960


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        The response to Items (a) and (c) are hereby amended to add the following:

        (a)(c) By virtue of their capacity as trustees of The Hartington Trust, Messrs. Kurt T. Borowsky and Gary L. Moore are deemed to be the beneficial owner of the 626,764 shares of the Common Stock held by the Trust, which shares were donated to the Trust by Mr. Raymond A. Chambers, who is also a trustee and the sole beneficiary of the Trust. Messrs. Borowsky and Moore disclaim beneficial ownership of the shares of Common Stock owned by the Trust as well as all shares held by each other party to the Stockholders' Agreement.

Item 7.  Material to be Filed as Exhibits

        1. Joint Filing Agreement

                                  SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           THE HARTINGTON TRUST

February 11, 1991                          By: /s/  GARY L. MOORE
                                               -------------------------
                                               Name: Gary L. Moore
                                               Title: Trustee

                                           By: /s/  KURT T. BOROWSKY
                                               -------------------------
                                               Kurt T. Borowsky

                                           By: /s/  RAYMOND G. CHAMBERS
                                               -------------------------
                                               Raymond G. Chambers

                                           By: /s/  GARY L. MOORE
                                               -------------------------
                                               Gary L. Moore

                                                Exhibit 1



                                JOINT FILING AGREEMENT


        The undersigned hereby agree that the foregoing Schedule 13D may be filed on behalf of each of them.

                                        THE HUNTINGTON TRUST


February 11, 1991                   By: /s/ GARY L. MOORE
                                        ------------------------------
                                        Name:  Gary L. Moore
                                        Title: Trustee


                                        /s/ KURT T. BOROWSKY
                                        ------------------------------
                                        Kurt T. Borowsky


                                        /s/ RAYMOND G. CHAMBERS
                                        ------------------------------
                                        Raymond G. Chambers


                                        /s/ GARY L. MOORE
                                        ------------------------------
                                        Gary L. Moore

                                                             Attachment No. 5

                                UNITED STATES                         OMB APPROVAL
                      SECURITIES AND EXCHANGE COMMISSION              OMB NUMBER       3826-0146
                            Washington, D.C. 20549                    Expires:   August 31, 1991
                                                                      Estimated average burden
                                 Schedule 13D                         hours per response.....14.90

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 3)*

                             OUTLET COMMUNICATIONS
            -------------------------------------------------------
                               (Name of Issuer)

                Class A Common Stock, par value $.01 per share
            -------------------------------------------------------
                        (Title of Class of Securities)

                                  690111-10-9
                 ---------------------------------------------
                                (CUSIP Number)

Kenneth M. Socha, Esq.
Dewey, Ballantine, Bushby, Palmer & Wood
140 Broadway, New York, NY 10005                         Tel: (212) 820-1100
- -------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               February 8, 1989
     --------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 Schedule 13D

CUSIP No. 690111-10-9                                        Page 11 of 51 Pages

   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        William E. Simon

   2    CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*                  (a) [ ]
                                                                         (b) [x]

   3    SEC USE ONLY

   4    SOURCE OF FUNDS*
        Not Applicable

   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                      [ ]
        REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


   6    CITIZENSHIP OR PLACE OF ORGANIZATION
        USA

                         7    SOLE VOTING POWER
                              -0-
    NUMBER OF
     SHARES              8    SHARED VOTING POWER
  BENEFICIALLY                4,993,630
    OWNED BY
      EACH               9    SOLE DISPOSITIVE POWER
   REPORTING                  420,266
  PERSON WITH

                        10    SHARED DISPOSITIVE POWER
                              -0-

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
        REPORTING PERSON
        4,993,630

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                        [ ]
        EXCLUDES CERTAIN SHARES*

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        76.2%

  14    TYPE OF PERSON REPORTING*
        IN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

      The Schedule 13D relating to the Class A common stock, par value $.01 per share (the "Common Stock"), of Outlet Communications, Inc., a Delaware corporation (the "Company"), filed on July 11, 1988 by the persons listed in Item 2 thereof (the "Filing Persons"), as amended by Amendment No. 1 and Amendment No. 2 thereto, is hereby further amended as follows (capitalized terms used but not defined herein having the meaning as set forth in Schedule 13D):

Item 4.  Purpose of Transaction

      The response to Item 4 is hereby amended by deleting the text added by Amendment No. 2 thereof and substituting the following therefor:

      On November 9, 1988, Morgan Stanley & Co. Incorporated ("Morgan Stanley") filed a complaint against Bruce G. Sundlun in the United States District Court for the Southern District of New York. This complaint stated that Mr. Sundlun agreed that payment of certain fees to Morgan Stanley "would be secured by 250,000 shares pledged to Morgan Stanley." The complaint asked that the Court
(i) impress 250,000 shares of the Company's Common Stock owned by Mr. Sundlun with an equitable lien in Morgan Stanley's favor and (ii) grant Specific performance with respect to the alleged covenant of Mr. Sundlun to pledge these shares. The Agreement providing for the sale of all the shares of Common Stock owned by Mr. Sundlun to the Filing Persons provided that the shares should be delivered "free and clear of all liens and encumbrances." Because of the controversy

                             Page 16 of 51 Pages
between Mr. Sundlun and Morgan Stanley, the Filing Persons could not predict on what date they would acquire the 420,000 shares of Common Stock owned by Mr. Sundlun.

        On January 24, 1989, Morgan Stanley, Mr. Sundlun and Wesray Capital Corporation (individually and as agent for its affiliates who were party to the Agreement) entered into a stipulation (the "Stipulation") (attached hereto as
Exhibit 1), in which Morgan Stanley consented to the sale of the 420,000 shares of Common Stock owned by Mr. Sundlun to the Filing Persons "or their successors and assigns, free and clear of any claim by Morgan to any lien, charge or encumbrance, legal or equitable in such shares." The Court entered an order granting the Stipulation on January 31, 1989.

        On February 8, 1989, Mr. Sundlun and the Filing Persons entered into an agreement pursuant to the terms of the Stipulation (such agreement attached hereto as Exhibit 2) under which, on that date, the Filing Persons purchased the 420,000 shares of Common Stock owned by Mr. Sundlun.

        From time to time, the Company and the shareholders of Wesray Capital Corporation have received unsolicited expressions of interest in the acquisition of the Company. No formal action has been taken with respect to such expressions of interest. However, the Board of Directors




                             Page 17 of 51 Pages
has recently determined that it is in the best interests of the Company to retain an investment banking firm to assist the Board of Directors in evaluating any such proposed transaction and to seek alternatives. The Company intends to retain First Boston Corporation for these purposes and to provide related financial advice. Messrs. Richardson, Walsh, Koppelman, Ross, and Vanderlip are Filing Persons affiliated with Wesray Capital Corporation and are members of the Board of Directors. The Filing Persons intend to continue to evaluate the business prospects of the Company and may determine to dispose of all or a portion of the shares of Common Stock owned by them. Such a determination may result in (i) an extraordinary corporate transaction, such as a merger, reorganization, liquidation, or sale or transfer of a material amount of assets involving the Company or any of its subsidiaries, (ii) a change in the Company's Board of Directors or management, and (iii) a material change in the Company's capitalization or corporate structure.



                             Page 18 of 51 Pages

Item 5.   Interest in Securities of the Issuer
     The response to Items (a) and (c) are hereby amended to add the following:
     (a) (c) By virtue of the Stockholders' Agreement described in Item 6 of this Schedule 13D, each of the Filing Persons continues to be deemed to be the beneficial owner of the 4,993,630 shares of the Common Stock held by the parties to such agreements, which includes the 420,000 shares of the Common Stock purchased by the Filing Persons from Mr. Sundlun on February 8, 1989. Except as described herein, each of the Filing Persons disclaims beneficial ownership of the shares of Common Stock owned by each other party to the Stockholders' Agreement.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     The response to Item 6 is hereby amended to add the following:

     The Agreement dated as of February 8, 1989 by and among Mr. Sundlun and the Filing Persons is attached hereto as Exhibit 2 and is incorporated herein by reference.




                             Page 19 of 51 Pages

Item 7.  Material to be Filed as Exhibits

Exhibit
- -------

1. Stipulation and Order dated January 31, 1989 by and among Morgan Stanley, Mr. Sundlun and Wesray Capital Corporation.

2. Agreement dated as of February 8, 1989 by and among Mr. Sundlun and the Filing Persons.

3.  Joint Filing Agreement dated February __, 1989 among the Filing Persons.






                             Page 20 of 51 Pages

                                  SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 17, 1989

/s/ Hugh J. Byrnes*
- -----------------------------
Hugh J. Byrnes

/s/ Raymond G. Chambers*
- -----------------------------
Raymond G. Chambers

/s/ Richard D. Ferrier*
- -----------------------------
Richard D. Ferrier

/s/ Keith Hightower*
- -----------------------------
Keith Hightower

/s/ John D. Howard*
- -----------------------------
John D. Howard

/s/ Julius Koppelman*
- -----------------------------
Julius Koppelman

/s/ Frank H. Pearl*
- -----------------------------
Frank H. Pearl

/s/ Frank E. Richardson, III
- -----------------------------
Frank E. Richardson, III

/s/ E. Burke Ross, Jr.*
- -----------------------------
E. Burke Ross, Jr.

/s/ William E. Simon*
- -----------------------------
William E. Simon

/s/ Manfred L. Steyn*
- -----------------------------
Manfred L. Steyn

/s/ Henrik N. Vanderlip*
- -----------------------------
Henrik N. Vanderlip

/s/ Frank E. Walsh, Jr.*
- -----------------------------
Frank E. Walsh, Jr.


                             Page 21 of 51 Pages

*By: /s/ Frank E. Richardson, III
     ------------------------------
     Frank E. Richardson, III
     Attorney-In-Fact


The Mutual Benefit Life
Insurance Company


 By: /s/ Donald E. Hagemann
     ------------------------------
     Name:   Donald E. Hagemann
     Title:  Senior Vice President






                             Page 22 of 51 Pages

                                                     Attachment No. 6

                                                            OMB APPROVAL
         SECURITIES AND EXCHANGE COMMISSION            OMB NO.      3238-0148
                Washington D.C. 20549                Expires September 30, 1994

                   Schedule 13D


        Under the Securities Exchange Act of 1934
                   (Amendment No. 2)*


                OUTLET COMMUNICATIONS
- -----------------------------------------------------------
                  (Name of Issuer)


        Class A Common Stock, par value $.01 per share
- -----------------------------------------------------------
              (Title of Class of Securities)


                     690111-10-9
       --------------------------------------
                   (CUSIP Number)



Kenneth M. Socha, Esq.,
Dewey, Ballantine, Bushby, Palmer & Wood
140 Broadway, New York, NY  10005
(212) 820-1100
- -----------------------------------------------------------

      (Name, Address and Telephone Number of Person
    Authorized to Receive Notices and Communications)

                   December 9, 1988
    --------------------------------------------
        (Date of Event which Requires Filing
                 of this Statement)


If the filing person has previoulsy filed a statement of Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership for more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownerhsip of five percent of loss of such class.) (See Rule 13d-7.)

Note: Six copies of this statement including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following page(s))

                                Page 1 of 23 pages

                                 Schedule 13D

CUSIP No. 690111-10-9                                        Page 11 of 21 Pages

   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        William E. Simon

   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                         (b) [x]

   3    SEC USE ONLY

   4    SOURCE OF FUNDS*
        Not Applicable

   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                      [ ]
        REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


   6    CITIZENSHIP OR PLACE OF ORGANIZATION
        USA

                         7    SOLE VOTING POWER
                              -0-
    NUMBER OF
     SHARES              8    SHARED VOTING POWER
  BENEFICIALLY                4,993,630
    OWNED BY
     EACH                9    SOLE DISPOSITIVE POWER
   REPORTING                  379,312
  PERSON WITH

                        10    SHARED DISPOSITIVE POWER
                              -0-

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
        REPORTING PERSON
        4,993,630

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                        [ ]
        EXCLUDES CERTAIN SHARES*

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        76.2%

  14    TYPE OF REPORTING PERSON*
        IN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT

    The Schedule 13D relating to the Class A common stock, par value $.01 per share (the "Common Stock"), of Outlet Communications, Inc., a Delaware corporation (the "Company"), filed on July 11, 1988 by the persons listed in Item 2 thereof (the "Filing Persons"), as amended by Amendment No. 1 thereto, is hereby further amended as follows:

Item 4.  Purpose of Transaction

    The response to Item 4 is hereby amended by adding the following paragraph:

        On November 9, 1988, Morgan Stanley & Co. Incorporated ("Morgan Stanley") filed a complaint against Bruce G. Sundlun in the United States District Court for the Southern District of New York. This complaint states that Mr. Sundlun agreed that payment of certain fees to Morgan Stanley "would be secured by 250,000 shares pledged to Morgan Stanley." The complaint asked that the Court impress 250,000 shares of Outlet Communications Common Stock owned by Mr. Sundlun with an equitable lien in Morgan Stanley's favor. It further requests that the Court grant specific performance with respect to the alleged covenant of Mr. Sundlun to pledge these shares. The Agreement providing for the sale of all the shares of Common Stock owned by Mr. Sundlun to pledge these shares. The Agreement providing for the sale of all the shares of Common Stock owned by Mr. Sundlun to the Filing Persons provided that the shares should be delivered "free and clear of all liens and encumbrances." Because of the controversy between Mr. Sundlun and Morgan Stanley, as of December 9, 1988, the Filing Persons cannot predict on what date they will acquire the 420,000 shares of Common Stock owned by Mr. Sundlun.



                              Page 16 of 23 Page

Item 5.  Interest in Securities of the Issuer

        The response to Items (a) and (c) are hereby amended by deleting the text thereof and substituting the following therefor:

        (a)(c) According to the Company's Form 10-Q for the third quarter of 1988, on September 30, 1988 the Company had outstanding 4,667,500 shares of Common Stock and 1,875,000 shares of non-voting Class B Common Stock (the "Class B Stock"), convertible into an equal number of shares of the Common Stock on two-days' notice. On October 27, 1988, the holder of all outstanding shares of the Class B Stock, The Mutual Benefit Life Insurance Company ("Mutual Benefit"), which is one of the Filing Persons, converted all of its Class B stock into shares of the Common Stock. Accordingly, the Company now has 6,552,500 shares of the Common Stock outstanding.

        Because the shares of Class B Common Stock were convertible into voting shares of Common Stock on two-days' notice, each Filing Person has previously reported beneficial ownership of such shares of Common Stock as if the Class B Stock had been converted. The number of voting shares of Common Stock reported by each Filing Person as beneficially owned has, therefore, not changed.

        By virtue of the Stockholders' Agreement described in Item 6 of this
Schedule 13D, each of the Filing Persons



                              Page 17 of 23 Page
continues to be deemed to be the beneficial owner of the 4,993,630 shares of the Common Stock held by the parties to such agreement, which includes the 1,875,000 shares of the Common Stock obtained by Mutual Benefit when it converted its Class B Stock. Except as described herein, each of the Filing Persons disclaims beneficial ownership of the shares of Common Stock owned by each other party to the Stockholder's Agreement.

Item 7.   Material to be Filed as Exhibits

Exhibit

1.   Joint Filing Agreement dated December 8, 1988 among the Filing Persons.






                             Page 18 of 23 Pages

                                  SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 9, 1988

/s/ Hugh J. Byrnes*
- ---------------------------------
Hugh J. Byrnes

/s/ Raymond G. Chambers*
- ---------------------------------
Raymond G. Chambers

/s/ Richard D. Ferrier*
- ---------------------------------
Richard D. Ferrier

/s/ Keith Hightower*
- ---------------------------------
Keith Hightower

/s/ John D. Howard*
- ---------------------------------
John D. Howard

/s/ Julius Koppelman*
- ---------------------------------
Julius Koppelman

/s/ Frank H. Pearl*
- ---------------------------------
Frank H. Pearl

/s/ Frank E. Richardson, III
- ---------------------------------
Frank E. Richardson, III

/s/ E. Burke Ross, Jr.*
- ---------------------------------
E. Burke Ross, Jr.

/s/ William E. Simon*
- ---------------------------------
William E. Simon

/s/ Manfred L. Steyn*
- ---------------------------------
Manfred L. Steyn

/s/ Henrik N. Vanderlip*
- ---------------------------------
Henrik N. Vanderlip



                             Page 19 or 23 Pages

/s/ Frank E. Walsh, Jr.*
- ---------------------------------
Frank E. Walsh, Jr.



*By: /s/ Frank E. Richardson, III
     ----------------------------
     Frank E. Richardson, III
     Attorney-in-Fact



The Mutural Benefit Life
Insurance Company


By: -----------------------------
    Name:
    Title:






                             Page 20 of 23 Pages

                                                                     Exhibit 1

                            JOINT FILING AGREEMENT

        The undersigned hereby agree that the foregoing Amendment No. 2 to the
Schedule 13D may be filed on behalf of each of them.

December 8, 1988


/s/ Hugh J. Byrnes*                     The Mutual Benefit
- -----------------------------           Life Insurance Company
Hugh J. Byrnes
                                        By:
/s/ Raymond G. Chambers*                    ---------------------------
- -----------------------------               Name:
Raymond G. Chambers                         Title:

/s/ Richard D. Ferrier*
- -----------------------------
Richard D. Ferrier

/s/ Keith Hightower*
- -----------------------------
Keith Hightower

/s/ John D. Howard*
- -----------------------------
John D. Howard

/s/ Julius Koppelman*
- -----------------------------
Julius Koppelman

/s/ Frank H. Pearl*
- -----------------------------
Frank H. Pearl

/s/ Frank E. Richardson, III
- -----------------------------
Frank E. Richardson, III

/s/ E. Burke Ross, Jr.*
- -----------------------------
E. Burke Ross, Jr.

/s/ William E. Simon*
- -----------------------------
William E. Simon

/s/ Manfred L. Steyn*
- -----------------------------
Manfred L. Steyn

/s/ Henrik N. Vanderlip*
- -----------------------------
Henrik N. Vanderlip

/s/ Frank E. Walsh, Jr.*               *By: /s/ Frank E. Richardson, III
- -----------------------------               ----------------------------
Frank E. Walsh, Jr.                         Frank E. Richardson, III
                                            Attorney-In-Fact



                             Page 22 of 23 Pages

                                                             Attachment No. 7

                                                                             OMB APPROVAL
                      SECURITIES AND EXCHANGE COMMISSION                  OMB NO.  3???-0146
                            Washington, D.C. 20549                    Expires: September 30, 1994

                                 Schedule 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*

                             OUTLET COMMUNICATIONS
            -------------------------------------------------------
                               (Name of Issuer)

                Class A Common Stock, par value $.01 per share
            -------------------------------------------------------
                        (Title of Class of Securities)

                                  690111-10-9
                 ---------------------------------------------
                                (CUSIP Number)

Kenneth M. Socha, Esq., Lane and Edson, P.C.
599 Lexington Avenue, 14th Floor, New York, New York 10022
(212) 418-8300
- -------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                August 4, 1988
     --------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following page(s))

                              Page 1 of 37 Pages

                                 Schedule 13D

CUSIP No. 690111-10-9                                        Page 11 of 37 Pages

   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        William E. Simon

   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                         (b) [x]

   3    SEC USE ONLY

   4    SOURCE OF FUNDS*
        Not Applicable

   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                      [ ]
        REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


   6    CITIZENSHIP OR PLACE OF ORGANIZATION
        USA

                         7    SOLE VOTING POWER
                              -0-
    NUMBER OF
     SHARES              8    SHARED VOTING POWER
  BENEFICIALLY                4,993,630
    OWNED BY
     EACH                9    SOLE DISPOSITIVE POWER
   REPORTING                  379,312
  PERSON WITH

                        10    SHARED DISPOSITIVE POWER
                              -0-

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
        REPORTING PERSON
        4,993,630

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                        [ ]
        EXCLUDES CERTAIN SHARES*

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        76.2%

  14    TYPE OF REPORTING PERSON*
        IN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT

        The Schedule 13D relating to the Class A Copmmon Stock, par value $.01 per share (the "Common Stock"), of Outlet Communications, Inc., a Delaware corporation (the "Company"), filed on July 11, 1988 by the persons listed in Item 2 thereof (the "Filing Persons") is hereby amended as follows:

Item 4.  Purpose of Transaction

        The response to Item 4 is hereby amended by deleting the last two paragraphs thereof and substituting the following therefore:

        Subsequent to this exchange of letters, representatives of the Filing Persons and the Management Stockholders entered into discussions to resolve their differences with respect to matters arising under the Call Agreement and to discuss the future management of the Company in light of Sundlun's expressed interest in seeking elected office. Such discussions led to the negotiation and execution of an agreement (the "Agreement"), dated as of July 26, 1988, among the Filing Persons, Sundlun, Henderson, the Company, and Outlet Broadcasting, which provided for the following:

        (i) The Call Agreement and the Call Rights were terminated and are no longer of any force or effect and the Filing Persons, Sundlun, and Henderson released each other from liability under the Call Agreement.


                              Page 16 of 37 Pages

        (ii) The Filing Persons agreed to cause the Company and Outlet Broadcasting to pay any amounts reasonably due to the investment banking firm engaged by the Management Stockholders but only for services rendered to or for the benefit of such corporation.

       (iii) Sundlun and Henderson have waived their rights under a certain Right of Refusal Agreement, dated as of July 31, 1986, among Sundlun, Henderson, the Company, and Outlet Broadcasting (previously filed with the Company's Registration Statement on Form S-1, File No. 33-9442), which agreement had granted them certain rights of refusal with respect to sales of certain of Outlet Broadcasting's properties.

        (iv) Henderson assumed the position of Chief Executive Officer of the Company and Outlet Broadcasting. Sundlun will continue as Chairman of the Board of Directors of the Company and Outlet Broadcasting, but will retire from such positions effective no later than January 19, 1989. Upon retirement, Sundlun will be paid (A) $2,251,627 by Outlet Broadcasting, representing the present value of payments due him under the terms of his employment agreement, and (B) the Investor Stockholders will purchase 420,000 shares of Common Stock owned by Sundlun at a cash price of



                              Page 17 of 37 Pages

         $23.75 per share. The individual parties to the Agreement agreed to cause the Company's and Outlet Broadcasting's By-Laws to be amended to establish that the duties of the Chairman of the Board will be to preside over Board meetings, assist the Chief Executive Officer in the performance of his duties as requested, and perform such other duties as may be designated by the Board. Outlet Broadcasting agreed to fund unpaid obligations under its supplemental retirement plan in the event of a change in control of the Company or Outlet Broadcasting.

    (v) The "super-majority" provisions of the Stockholders' Agreement described in Item 5 of this Schedule 13D were eliminated and the parties agreed to cause the elimination of identical provisions from the certificates of incorporation and by-laws of the Company and Outlet Broadcasting and from the certificate of incorporation, by-laws and Stockholders' Agreement of Atlin Communications, Inc., an affiliate of the Company and Outlet Broadcasting.

    The Filing Persons reserve the right to change their purposes in respect of their investment in the Company and take such action as they deem appropriate in light of the circumstances existing at the time, including, without


                             Page 18 of 37 Pages
limitation, acquiring additional shares of Common Stock or disposing of some or all of the shares of Common Stock owned by them, in the open market, in privately negotiated transactions, by tender offer or otherwise. The Filing Persons may take actions to cause Outlet Broadcasting to dispose of some of its properties.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer

        The response to Item 6 is hereby amended by restating the fifth paragraph thereof as follows:

        The Stockholders' Agreement requires that the stockholders vote their shares to fix the number of directors of the Company at fourteen and elect as directors five persons designated by Management Stockholders and nine persons designated by the Wesray Stockholders. The Agreement described in Item 4 deleted from the Stockholders' Agreement requirements that the following actions could not be taken without the affirmative vote of the holders of more than 66-2/3% of the issued and outstanding shares of Common Stock of the Company (including at least a majority of shares held by persons not a party to the Stockholders' Agreement) unless such actions have been approved by ten of the Company's fourteen directors:

             (i) the sale or other transfer of the operating assets of, or television license issued by the FCC for the operation of, television station WJAR(TV) in Providence, Rhode Island;


                             Page 19 of 37 Pages

          (ii) the sale or other transfer of the operating assets of, or the FCC licenses for the operation of, radio station WTOP(AM) in Washington, DC;
          (iii) the acquisition by the Company or Outlet Broadcasting of any additional television or radio stations, or the acquisition of any additional material business or operating unit; and
          (iv) except as specifically authorized by the Stockholders' Agreement, any transactions between the Company or Outlet Broadcasting and any affiliate of Wesray or Mutual Benefit other than a management fee to Harding Service at an annual rate not to exceed one third of one percent (1/3%) of Outlet Braodcasting's gross broadcast advertising revenues.

Item 7. Material to be Filed as Exhibits

Exhibit
1.  Joint Filing Agreement, dated August 4, 1988, among the Filing Persons.
2. Agreement, dated as of July 26, 1988, among Outlet Communications, Inc., Outlet Broadcasting, Inc., Bruce G. Sundlun, David E. Henderson, and the Investor Stockholders.



                             Page 20 of 37 Pages

                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 5, 1988


/s/ Hugh J. Byrnes*
- -----------------------------------
Hugh J. Byrnes

/s/ Raymond G. Chambers*
- -----------------------------------
Raymond G. Chambers

/s/ Richard D. Ferrier*
- -----------------------------------
Richard D. Ferrier

/s/ Keith Hightower*
- -----------------------------------
Keith Hightower

/s/ John D. Howard*
- -----------------------------------
John D. Howard

/s/ Julius Koppelman*
- -----------------------------------
Julius Koppelman

/s/ Frank H. Pearl*
- -----------------------------------
Frank H. Pearl

/s/ Frank E. Richardson, III
- -----------------------------------
Frank E. Richardson, III

/s/ E. Burke Ross, Jr.*
- -----------------------------------
E. Burke Ross, Jr.

/s/ William E. Simon*
- -----------------------------------
William E. Simon

/s/ Manfred L. Steyn*
- -----------------------------------
Manfred L. Steyn

/s/ Henrik N. Vanderlip*
- -----------------------------------
Henrik N. Vanderlip

/s/ Frank E. Walsh Jr.*                 *By: /s/ Frank E. Richardson, III
- -----------------------------------          ---------------------------------
Frank E. Walsh Jr.                       Frank E. Richardson, III
                                         Attorney-in-Fact


                             Page 21 of 37 Pages

The Mutual Benefit Life
Insurance Company

By: /s/ Donald E. HAGEMANN
    ------------------------------
    Name: Donald E. Hagemann
    Title: Senior Vice President


                             Page 22 of 37 Pages

                                                        Exhibit 1


                            JOINT FILING AGREEMENT

        The undersigned hereby agree that the foregoing Schedule 13D may be filed on behalf of each of them.

August 5, 1988


                                     /s/ Hugh J. Byrnes*
                                     ---------------------------------
                                     Hugh J. Byrnes


                                     /s/ Raymond G. Chambers*
                                     ---------------------------------
                                     Raymond G. Chambers


                                     /s/ Richard D. Ferrier*
                                     ---------------------------------
                                     Richard D. Ferrier


                                     /s/ Keith Hightower*
                                     ---------------------------------
                                     Keith Hightower


                                     /s/ John D. Howard*
                                     ---------------------------------
                                     John D. Howard


                                     /s/ Julius Koppelman*
                                     ---------------------------------
                                     Julius Koppelman


                                     /s/ Frank H. Pearl*
                                     ---------------------------------
                                     Frank H. Pearl


                                     /s/ Frank E. Richardson, III
                                     ---------------------------------
                                     Frank E. Richardson, III


                                     /s/ E. Burke Ross, Jr.*
                                     ---------------------------------
                                     E. Burke Ross, Jr.


                                     /s/ William E. Simon*
                                     ---------------------------------
                                     William E. Simon


                                     /s/ Manfred L. Steyn*
                                     ---------------------------------
                                     Manfred L. Steyn



                             Page 23 of 37 Pages

                                        /s/ Henrik M. Vanderlip*
                                        ---------------------------------
                                            Henrik N. Vanderlip


                                        /s/ Frank E. Walsh*
                                        ---------------------------------
                                            Frank E. Walsh, Jr.


                                        The Mutual Benefit Life
                                        Insurance Company

                                        By: /s/ Donald E. Hagemann
                                            ------------------------------
                                                Senior V.P.

                                        *By: /s/ Frank E. Richardson
                                             -----------------------------
                                                 Frank E. Richardson, III
                                                 Attorney-In-Fact



                             Page 24 of 37 Pages

                                                                                        OMB APPROVAL
                       SECURITIES AND EXCHANGE COMMISSION                          OMB No.   3235-0146
                             Washington, D.C. 20549                                Expires September 30, 1994

                                  Schedule 13d

                   Under the Securities Exchange Act of 1934

                               (Amendment No.  )*


                          OUTLET COMMUNICATIONS, INC.
            -----------------------------------------------------
                                (Name of issuer)

                Class A Common Stock, Par Value $.01 Per Share
            -----------------------------------------------------
                         (Title of class of securities)


                                 690111-10-9
                            ---------------------
                                 (CUSIP number)

                            Kenneth M. Socha, Esq.
                             Lane and Edson, P.C.
                             599 Lexington Avenue
                                  14th Floor
                           New York, New York 10022
                                (212) 418-8300
            -----------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                June 30, 1988
                     --------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the transaction which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement. /X/ (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following page(s))

                            (Page 1 of 193 Pages)

                                 Schedule 13D

CUSIP No. 690111-10-9                                       Page 11 of    Pages

   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        William E. Simon

   2    CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*                  (a) [ ]
                                                                         (b) [x]

   3    SEC USE ONLY

   4    SOURCE OF FUNDS*
        Not Applicable

   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                      [ ]
        REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


   6    CITIZENSHIP OR PLACE OF ORGANIZATION
        USA

                         7    SOLE VOTING POWER
                              -0-
    NUMBER OF
     SHARES              8    SHARED VOTING POWER
  BENEFICIALLY                4,993,630
    OWNED BY
     EACH                9    SOLE DISPOSITIVE POWER
   REPORTING                  379,312
  PERSON WITH

                        10    SHARED DISPOSITIVE POWER
                              -0-

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
        REPORTING PERSON
        4,993,630

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                        [ ]
        EXCLUDES CERTAIN SHARES*

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        76.2%

  14    TYPE OF REPORTING PERSON*
        IN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

     This statement is filed by the persons listed in Item 2 (the "Filing Persons"), who may be deemed to have formed a group for purposes of
     Section 13(d) under the Securities Exchange Act of 1934, to the limited extent described in Item 4. The Filing Persons do not, by reason of the filing of this Schedule 13D, thereby admit that they have formed a "group" within the meaning of Section 13(d). See Annex A hereto, which is incorporated by reference herein, and which sets forth the names of the Filing Persons.

Item 1.  Security and Issuer

     This statement relates to the shares of Class A Common Stock, par value $0.1 per share (the "Common Stock"), of Outlet Communications, Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive office is 111 Dorrance Street, Providence, Rhode Island 02903.

Item 2.  Identity and Background

     (a), (b), (c), and (f). This statement is being jointly filed by the Filing Persons who are listed on Annex A hereto ("Annex A") and by The Mutual Benefit Insurance Company ("Mutual Benefit"). Certain information with respect to the individual Filing Persons is set forth on Annex A. Mutual Benefit is a New Jersey Corporation. Its principal business is insurance and its principal office is located at 520 Broad Street, Newark, New Jersey 07101.

     Each of the Filing Persons is a citizen of the United States of America.



                              Page 16 of __ Pages

     (d) and (e). During the last five years, none of the Filing Persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to those laws.

Item 3.  Source and Amount of Funds or Other Consideration

     Not applicable.

Item 4.  Purpose of Transaction

     Pursuant to the Purchase and Call Rights Agreement, dated as of December 1, 1987 (the "Call Agreement"), between the Filing Persons and certain stockholders affiliated with the Company's management (the "Management Stockholders"), a copy of which is filed herewith as an exhibit and is incorporated herein by reference, the Management Stockholders must, to prevent the Filing Persons from acquiring the right to purchase all of the shares of Common Stock owned by the Management Stockholders, have made or procured an offer to purchase the 3,820,000 shares of Common Stock owned by the Filing Persons at a purchase price of $22.50 per share, together with a Junior Subordinated Note of the Company held by Mutual Benefit in the principal amount of $50


                             Page 17 of __ Pages
million at its accreted value less $1.5 million by June 30, 1988, unless such date was extended in accordance with the terms of said agreement. The Management Stockholders delivered a letter to the Filing Persons on June 27, 1988, purporting to make an offer in compliance with the terms of the Call Agreement. The Filing Persons, however, do not believe that the offer qualified as a Purchase Offer as defined in the Call Agreement and have advised the Management Stockholders of their belief in a letter dated June 29, 1988. Copies of each of the aforementioned letters are filed herewith as exhibits and are incorporated herein by reference. The Filing Persons believe they have acquired the right, terminating on February 1, 1989, to purchase 1,158,120 shares of the shares of Common Stock owned by the Management Stockholders at a price per share of $22.50 (the "Call Rights"), subject to certain additional terms and conditions as set forth in the Call Agreement although certain of the Management Stockholders have indicated that they may contest the rights of the Filing Persons to purchase such shares.

     The Call Agreement also provides that upon the consummation of the purchase of the Management Shares, any agreement between any of the Company, Outlet Broadcasting, the Investor Stockholders or any affiliate of any of them and any of Bruce Sundlun, David Henderson, or any other Management Stockholder will terminate, except previously accrued bonus, retirement, or pension benefits; provided, however, that (i) the Investor Stockholders will pay, or cause to be paid, to Sundlun and


                             Page 18 of __ Pages

Henderson at the time of such termination, payments equal to the then present value of all payments then due, or which would become due, under their employment agreements with Outlet Broadcasting calculated at a discount rate of 11% per annum and (ii) Sundlun and Henderson shall be entitled to indefinitely continue their participation in the group health and other insurance plans of the Company and Outlet Broadcasting, if the provisions of such plans so permit, at their own expense.

        The Filing Persons have not yet determined whether any of them will exercise their right to purchase Management Shares pursuant to the Call Rights or whether they will purchase any other outstanding shares of Common Stock or take any other action reportable under Item 4 of Schedule 13D with respect to the Company or the Common Stock.

        The Filing Persons reserve the right to change their purposes in respect of their investment in the Company and take such action as they deem appropriate in light of the circumstances existing at the time, including, without limitation, the purchase of Management Shares pursuant to the Call Rights or otherwise, replacement of members of the Company's senior management, acquiring additional shares of Common Stock or disposing of some or all of the shares of Common Stock owned by them, in the open market, in privately negotiated transactions, by tender offer or otherwise.

                             Page 19 of __ Pages

Item 5.  Interest in Securities of the Issuer


              (a) According to the Company's Form 10-Q for the first quarter of 1988, on March 31, 1988 the Company had 4,667,500 shares of Common Stock outstanding and 1,875,000 shares of non-voting Class B Common Stock, par value $.01 per share (the "Class B Stock"), outstanding. Shares of Class B Stock are convertible into an equal number of shares of the Common Stock on two-days' notice.

        By virtue of the Stockholders' Agreement described in Item 6 of this
Schedule 13D, each of the Filing Persons is deemed to be the beneficial owner of 4,993,630 shares of Common Stock. Each of the Filing Persons disclaims beneficial ownership of the shares of Common Stock owned by each other party to the Stockholders' Agreement.

              (b) See each individual Filing Persons' responses to Items 7, 8, 9, and 10 on their respective cover pages to this Schedule 13D, which responses are incorporated herein by reference.

              (c) Except as described in Item 4 of this Schedule 13D, none of the Filing Persons has effected any transaction in the Common Stock during the past 60 days.

              (d)  Not applicable.

              (e)  Not applicable.


                             Page 20 of 37 Pages

Item 6.  Contracts, Arrangements, Understandings or
         Relationships With Respect to Securities of the Issuer

        Each of the Filing Persons is a party to a Stockholders' Agreement, dated December 10, 1986, as amended December 1, 1987 (the "Stockholders' Agreement"), with respect to shares of the Common Stock owned by them.

        The Stockholders' Agreement, a copy of which is filed herewith as an exhibit and is incorporated herein by reference, requires, among other matters, that each party to such agreement elect to the Board of Directors of the Company (i) nine persons designated by those parties to the Stockholders' Agreement who are affiliated with Wesray Capital Corporation and (ii) five persons designated by those parties to the Stockholders' Agreement who are affiliated with the Company's management.

        By virtue of the provisions of the Stockholders' Agreement, each of the parties thereto, including the Filing Persons, may be deemed for purposes of
Section 13(d) under the Securities Exchange Act of 1934, to be a member of a "group" and to have acquired beneficial ownership of the shares of the Company held by each other party through the agreement to share the voting power of the shares of Common Stock of the Company held by each other party to such agreement. For purposes of this Schedule 13D, the Filing Persons have assumed that the number of shares of Common Stock held by persons party to the Stockholders' Agreement who are not among the Filing Persons is as stated in the Schedule 13G filed by such persons on or about February 14, 1988.


                             Page 21 of 37 Pages

        Each of the Filing Persons is also a party to the Call Agreement, with respect to the shares of the Common Stock owned by them.

        The Stockholders' Agreement also requires that the stockholders shall vote their shares to fix the number of directors of the Company at fourteen and elect as directors five persons designated by Management Stockholders and nine persons designated by the Wesray Stockholders. Additionally, the following actions may not be taken without the affirmative vote of the holders of more than 66-2/3% of the issued and outstanding shares of Common Stock of the Company including at least a majority of shares held by persons not a party to the Stockholders' Agreement unless such actions have been approved by ten of the Company's fourteen directors:

                (i) the sale or other transfer of the operating assets of, or television license issued by the FCC for the operation of, television station WJAR(TV) in Providence, Rhode Island;

                (ii) the sale or other transfer of the operating assets of, or the FCC licenses for the operation of, radio station WTOP(AM) in Washington, DC;

                (iii) the acquisition by the Company or Outlet Broadcasting of any additional television or radio stations, or the acquisition of any additional material business or operating unit; and



                             Page 22 of __ Pages

                (iv) except as specifically authorized by the Stockholders' Agreement, any transactions between the Company or Outlet Broadcasting and any affiliate of Wesray or Mutual Benefit other than a management fee to Harding Service at an annual rate not to exceed one third of one percent (1/3%) of Outlet Broadcasting's gross broadcast advertising revenues.

        In the event that a Management Stockholder (a) dies, (b) becomes physically or mentally disabled, (c) retires, (d) is terminated for cause, or
(e) voluntarily resigns or ceases to be employed on account of such stockholder's unsatisfactory performance (other than a stockholder who is a party to an employment agreement), the Company may purchase all (but not less than all) of the shares of Common Stock held by such stockholder and his transferees at fair value as determined by a majority vote of the Company's Directors or, in the event more than 50% of the Common Stock of the Company is publicly held, at the price determined by averaging the daily market prices of the Common Stock for 30 consecutive trading days. In the event the Company elects to exercise the foregoing option, the other Management Stockholders may elect to purchase such shares on the same terms and conditions in the place of the Company.

        The Company is also obligated, in the event it files another registration statement under the Securities Act of 1933, to include in such registration shares of Common Stock owned by Management and, Wesray Stockholders, and Mutual Benefit, subject to the approval of the underwriter selected by the Company.


                             Page 23 of __ Pages

Additionally, the Management Stockholders, Wesray Stockholders, and Mutual Benefit have the right to demand that the Company, on two occasions, register shares owned by such persons at the Company's expense.

        In the event the employment of a Management Stockholder or a Wesray Stockholder has been terminated for cause (as defined) the shares owned by such stockholder shall immediately be transferred to a voting trust, the trustees of which shall be elected by either the remaining management stockholders or Wesray Stockholders, as the case may be.

        The Stockholders' Agreement also provides for each stockholder and Mutual Benefit not to sell any securities to a buyer who would as a result of such purchase own more than 50% of the outstanding Common Stock of the Company unless prior to such sale the buyer agrees to be bound by the Stockholders' Agreement and affords each stockholder the opportunity to sell a pro rata portion of his shares on the same terms and conditions.

        The Stockholders' Agreement terminates on the earlier of (i) July 30, 1996; (ii) the date that the Wesray Stockholders, Management Stockholders and Mutual Benefit own an aggregate of less than 50% of the Company's issued and outstanding Common Stock; and (iii) the date of an event of bankruptcy or insolvency of the Company or Outlet Broadcasting or foreclosure or similar actions or proceedings by the Company's senior lender.


                             Page 24 of 37 Pages

        Except as described herein and in Items 4 and 5 of the Schedule 13D, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the persons named or referred to in Item 2 or between such persons and any person with respect to any securities of the Company.

Item 7.  Material to be Filed as Exhibits


Exhibit

1.  Powers of Attorney of each of the Filing Persons.

2.  Joint Filing Agreement dated July __, 1988 among the Filing Persons.

3. Purchase and Call Rights Agreement dated as of December 1, 1987 among the persons party thereto.

4.  Stockholders Agreement, dated December 10, 1986, among Outlet
    Communications, Inc. and the stockholders party thereto, as amended December 1, 1987.

5.  Letter dated June 27, 1988 from Outlet Acquisition Co. to the Filing
    Persons.

6. Letter dated June 29, 1988 from representatives of the Filing Persons to representatives of the Management Stockholders.



                             Page 25 of __ Pages

                                  SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July __, 1988


/s/ Hugh J. Byrnes*
- -----------------------------
Hugh J. Byrnes

/s/ Raymond G. Chambers*
- -----------------------------
Raymond G. Chambers

/s/ Richard D. Ferrier*
- -----------------------------
Richard D. Ferrier

/s/ Keith Hightower*
- -----------------------------
Keith Hightower

/s/ John D. Howard*
- -----------------------------
John D. Howard

/s/ Julius Koppelman*
- -----------------------------
Julius Koppelman

/s/ Frank H. Pearl*
- -----------------------------
Frank H. Pearl

/s/ Frank E. Richardson, III*
- -----------------------------
Frank E. Richardson, III

/s/ E. Burke Ross, Jr.*
- -----------------------------
E. Burke Ross, Jr.

/s/ William E. Simon*
- -----------------------------
William E. Simon

/s/ Manfred L. Steyn*
- -----------------------------
Manfred L. Steyn

/s/ Henrik N. Vanderlip
- -----------------------------
Henrik N. Vanderlip

/s/ Frank E. Walsh, Jr.*               *By: /s/ Henrik N. Vanderlip
- -----------------------------               --------------------------
Frank E. Walsh, Jr.                         Henrik N. Vanderlip
                                            Attorney-In-Fact



                             Page 26 of __ Pages

The Mutual Benefit Life
Insurance Company


By: /s/ JOSEPH F. KRUPSKY
    ---------------------------
    Joseph F. Krupsky
    Second Vice President








                             Page 27 of __ Pages

                                   Annex A

                                                                        Present Occupation or Employment
                                                                        and the Name, Principal Business
                                                                        and Address of any Corporation
                                                                        or Other Organization in which
Name of Person Filing           Residence or Business Address           such Employment is Conducted
    (Item 2(a))                          (Item 2(b))                                (Item 2(c))
- -------------------------       -----------------------------           -----------------------------------------
1. Hugh J. Byrnes               Harding Service Corporation             President, Harding Service Corporation
                                330 South Street                        (management consulting firm); 330 South St.
                                Morristown, NJ  07960                   Morristown, NJ  07960

2. Raymond G. Chambers          (A)                                     Chairman, Wesray Capital Corporation (A)(B)

3. Richard D. Ferrier           18241 Colina del Norte                  Private Investor; 18241 Colina de Norte
                                Rancho Santa Fe, CA  92067              Rancho Santa Fe, CA  92067

4. Keith Hightower              (A)                                     Vice President,
                                                                        Wesray Capital Corporation (A)(B)

5. John D. Howard               (A)                                     Senior Vice President
                                                                        Wesray Capital Corporation (A)(B)

6. Julius Koppelman             Harding Service Corporation             Chairman, Harding Service Corporation
                                330 South Street                        (management consulting firm); 330 South
                                Morristown, NJ  07960                   Street, Morristown, NJ  07960

7. Frank H. Pearl               Lane and Edson, P.C.                    Of Counsel, Lane and Edson, P.C.,
                                2300 M Street, N.W.                     (law firm); 2300 M. Street, N.W.,
                                Washington, D.C.  20037                 Washington, D.C.  20037

8. Frank E. Richardson, III     (A)                                     President,
                                                                        Wesray Capital Corporation (A)(B)


                                                                        Present Occupation or Employment
                                                                        and the Name, Principal Business
                                                                        and Address of any Corporation
                                                                        or Other Organization in which
Name of Person Filing           Residence or Business Address           such Employment is Conducted
    (Item 2(a))                          (Item 2(b))                                (Item 2(c))
- -------------------------       -----------------------------           -----------------------------------------
 9. E. Burke Ross, Jr.          (A)                                     Executive Vice President,
                                                                        Wesray Capital Corporation (A)(B)

10. William E. Simon            310 South Street                        President, WSGP International, (private
                                Morristown, NJ  07960                   investment firm); 310 South Street,
                                                                        Morristown, NJ  07960

11. Henrik N. Vanderlip         (A)                                     Senior Vice President,
                                                                        Wesray Capital Corporation (A)(B)

12. Manfred L. Steyn            (A)                                     Senior Vice President,
                                                                        Wesray Capital Corporation (A)(B)

13.  Frank E. Walsh, Jr.        (A)                                     Vice Chairman,
                                                                        Wesray Capital Corporation (A)(B)

- ----------------

(A)  Wesray Capital Corporation, 375 Park Avenue, New York, NY  10152.
(B)  Wesray Capital Corporation is a private investment firm.


                                                                      Exhibit 1

                              POWER OF ATTORNEY

      Each of the undersigned hereby appoint each of Frank E. Richardson, III,
E. Burke Ross Jr., Henrik N. Vanderlip and Kenneth M. Socha as his or her true and lawful agent to act in his or her name, place or stead to execute and file with the Securities and Exchange Commission a Schedule 13D under the Securities Exchange Act of 1934 (including any and all amendments thereto) reporting his interest shares of common stock of Outlet Communications, Inc. and a Joint Filing Agreement in connection therewith.

Dated: July  , 1988


                                     -------------------------------------------
                                     Hugh J. Byrnes

                                     -------------------------------------------
                                     Raymond G. Chambers

                                     -------------------------------------------
                                     Richard D. Perrier

                                     -------------------------------------------
                                     Keith Hightower

                                     -------------------------------------------
                                     John D. Howard

                                     -------------------------------------------
                                     Julius Koppelman

                                     -------------------------------------------
                                     Frank H. Pearl

                                     -------------------------------------------
                                     Frank R. Richardson, III

                                     -------------------------------------------
                                     H. Burke Ross, Jr.

                                 By: /s/ WILLIAM E. SIMON, JR., Attorney-in-Fact
                                     -------------------------------------------
                                     William E. Simon



                              Page 28 of  Pages

                                                                      EXHIBIT 2

                            JOINT FILING AGREEMENT

        The undersigned hereby agree that the foregoing Schedule 13D may be filed on behalf of each of them.

July __, 1988

                                       /s/ HUGH J. BYRNES*
                              ----------------------------------
                                          Hugh J. Byrnes

                                      /s/ RAYMOND G. CHAMBERS*
                              ----------------------------------
                                       Raymond G. Chambers

                                     /s/ RICHARD D. FERRIER*
                              ----------------------------------
                                        Richard D. Ferrier

                                       /s/ KEITH HIGHTOWER*
                              ----------------------------------
                                        Keith Hightower

                                       /s/ JOHN D. HOWARD*
                              ----------------------------------
                                          John D. Howard

                                      /s/ JULIUS KOPPELMAN*
                              ----------------------------------
                                        Julius Koppelman

                                      /s/ FRANK H. PEARL*
                              ----------------------------------
                                         Frank H. Pearl

                                    /s/ FRANK E. RICHARDSON*
                              ----------------------------------
                                   Frank E. Richardson, III

                                     /s/ E. BURKE ROSS, JR.*
                               ----------------------------------
                                        E. Burke Ross, Jr.

                                      /s/ WILLIAM E. SIMON*
                               ----------------------------------
                                         William E. Simon

                                      /s/ MANFRED L. STEYN*
                               ----------------------------------
                                         Manfred L. Steyn

                                     /s/ HENRIK N. VANDERLIP
                               ----------------------------------
                                       Henrik N. Vanderlip


                             Page 29 of __ Pages

                                        /s/ Frank E. Walsh*
                                        -----------------------------
                                        Frank E. Walsh, Jr.

                                        The Mutual Benefit Life
                                        Insurance Company



                                        *By: /s/ HENRIK N. VANDERLIP
                                             ----------------------------
                                             Henrik N. Vanderlip
                                             Attorney-in-Fact


                             Page 30 of __ Pages

                                            ---------------------------
                                            Frank E. Walsh, Jr.

                                            The Mutual Benefit Life
                                            Insurance Company



                                            By:  /s/ JOSEPH F. KRUPSKY
                                                -----------------------
                                                   Joseph F. Krupsky
                                                 Second Vice President






                             Page 31 of __ Pages